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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                            AVONDALE CAPITAL I CORP.
                            ------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                          ----------------------------
                         (Title of Class of Securities)

                                   05433P 10 0
                                  ------------
                                 (CUSIP Number)

           Firemark Capital, LLC, 16000 Barkers Point Lane, Ste. 170,
                      Houston, Texas 77079 (281)-584-0751
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 22, 2005
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05433P  10  0

         1. Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Firemark Capital, LLC; 33-0943453
--------------------------------------------------------------------------------

         2. Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)      X
--------------------------------------------------------------------------------

         3.       SEC Use Only
--------------------------------------------------------------------------------

         4. Source of Funds (See Instructions) SC
--------------------------------------------------------------------------------

         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

         6. Citizenship or Place of Organization Nevada
--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         1,000,000
Shares Bene-      --------------------------------------------------------------
fically by        8.       Shared Voting Power       -0-
Owned by Each     --------------------------------------------------------------
Reporting         9.       Sole Dispositive Power    1,000,000
Person With       --------------------------------------------------------------
                  10.      Shared Dispositive Power  -0-
                  --------------------------------------------------------------

         11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
--------------------------------------------------------------------------------

         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)         30%
--------------------------------------------------------------------------------

         14. Type of Reporting Person (See Instructions)                OO
--------------------------------------------------------------------------------

     This Statement on Schedule 13D (this "Statement") is filed on behalf of the Filing Party with the Securities and Exchange Commission ("Commission") with respect to the Common Stock, par value $0.002 ("Common Stock") per share of Avondale Capital I Corp. (the "Company").

Item 1.  Security and Issuer

     The Statement relates to shares of Common Stock of the Company. The address of the Company's principal executive office is 3033 Northwest 63rd Street, Suite 200, Oklahoma City, Oklahoma 73116.

Item 2.  Identity and Background

     (a) (b) (c) and (f) The Statement is filed on behalf of Firemark Capital, LLC ("Firemark"), a Nevada limited liability company, 16000 Barkers Point Lane, Suite 170, Houston, Texas 77079, a private company investing in businesses and providing consulting services to businesses.

     (d) and (e) Firemark has not during the last 5 years been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

     The aggregate purchase price for the shares was $2,000 from funds in Firemark's bank account and were its funds. The consulting services were and are being provided by Firemark.

Item 4.  Purpose of Transaction

     The shares were acquired from the Company as an investment. Firemark does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein. Firemark has given an option to Wentworth Oil & Gas to acquire the shares during the next 90 days for the same cash consideration paid by Firemark.

Item 5.  Interest in Securities of the Issuer

     (a) (b)
               Firemark             1,000,000 shares         30%
     (c) during the past 60 days, Firemark has effected no transactions in the Common Stock, except the purchase described above.
     (d) No Person other than the Filing Party is known to have the right to receive or the power to direct the receipt of dividends from , or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Party.
     (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

     See Option Agreement described in Item 4. above.

Item 7.  Materials to be Filed as Exhibits

     The Option Agreement is filed herewith.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 28, 2005

                                            Firemark Capital, LLC

                                            By: /s/ Darrel T. Uselton, Manager
                                                ------------------------------
                                                    Darrel T. Uselton, Manager

                              Firemark Capital, LLC
                       16000 Barkers Point Lane, Suite 170
                              Houston, Texas 77079


                                February 18, 2005


Wentworth Oil & Gas
525-999 West Hastings Street
Vancouver, British Columbia
Canada

Dear Sirs:

     This letter agreement will serve as our grant of an option to acquire 1,000,000 shares of stock in Avondale Capital I Corp. (The "Company") by you during the next 90 days. This option is being granted in consideration of your intention to acquire the Company and is conditioned upon such acquisition during the 90 day period.

     The undersigned hereby grants to you or your assigns an option to purchase for $2,000.00 and other good and valuable consideration herein recited and upon the terms and conditions herein set forth, 1,000,000 shares of common stock of the Company.

     This option may be exercised at any time on or prior to May 19, 2005. At least 3 business days prior to your election to exercise the option grant hereunder, you shall notify us of your intent to exercise the option. At closing, we will deliver the share certificate to you or your assign and you or your assign will tender a cashier's check for the amount of the option as outlined above.

     You understand that any shares issued under this option grant will be restricted securities in the Company and that such stock will bear a restrictive legend to this effect.

     If this letter agreement correctly expresses the terms of the agreement between us, please note your approval by executing a copy of this letter at the place provided below and return it to the undersigned at your earliest convenience.


                                            Very truly yours,



                                            Darrel Uselton

DU:djt

            Agreed to and accepted this ____ day of February, 2005.

                                            Wentworth Oil & Gas


                                            By:
                                               ---------------------------------